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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 23, 2002

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This Report on Form 6-K contains a copy of a press release announcing Infineon's results for the quarter ended March 31, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 23, 2002	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

News Release/Presseinformation

Infineon Announces Second Quarter 2002 Results

•
Second quarter 2002 revenues were Euro 1.39 billion—up 34 percent sequentially—due to improved market environment especially for memory products

•
Quarterly net loss of Euro 108 million—improved sequentially from a net loss of Euro 331 million—due to a significant increase in the price of memory products and increased demand in most business segments

•
Improved earnings situation also due to speedy implementation of cost savings program

•
Revenues increased sequentially in all business groups reflecting a moderate market recovery

        Munich, Germany—23 April, 2002—Infineon Technologies AG (FSE/NYSE: IFX), one of the world's leading semiconductor manufacturers, today announced results for its second quarter of fiscal year 2002 ended March 31, 2002, with revenues of Euro 1.39 billion, an increase of 34 percent from the previous quarter and a decrease of 16 percent from the second quarter of fiscal year 2001. Revenues increased primarily as a result of improved market conditions, especially for memory products. In addition, demand improved for traditional telecom ICs, security and chip card ICs and ICs for automotive power applications.

        EBIT (earnings before interest and taxes) amounted to a loss of Euro 178 million, a significant improvement from a loss of Euro 564 million in the previous quarter but down from earnings of Euro 10 million in the second quarter of fiscal year 2001. The quarterly improvement in EBIT reflects an increase in demand in all business groups, a significant recovery in the price for memory products as well as the successful implementation of Infineon's IMPACT cost savings program.

        Net loss amounted to Euro 108 million, a strong sequential improvement from a loss of Euro 331 million in the previous quarter but down from net income of Euro 23 million year-on-year. Net loss includes write downs of certain investments of Euro 21 million. Loss per share for the second quarter was Euro 0.16 compared with a loss per share of Euro 0.48 in the previous quarter and with earnings per share of Euro 0.04 in the second quarter of the last fiscal year.

        "Infineon's revenue performance was driven by the overall improvement of demand in all business groups and a strong increase in prices for memory products. We were able to significantly reduce our net loss and further improve our cost position despite continued strong pricing pressure in automotive and communications," said Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG.

        Infineon's gross margin improved to 21 percent, up from a negative gross margin of 9 percent in the previous quarter, but down from a positive gross margin of 28 percent year-on-year. Sequential gross margin improvement was mainly due to the recovery of prices for memory chips, increased revenues in all business groups, reduced idle capacity costs as well as the impact of Infineon's cost savings program.

        R&D expenditures in the second quarter totaled Euro 264 million or 19 percent of total revenues, down from Euro 267 million or 26 percent of total revenues in the previous quarter and down from Euro 269 million year-on-year but up from 16 percent of total revenues year-on-year. In absolute terms, R&D expenditures remained almost at the level from the previous quarter of this year as well as year-on-year, reflecting continuous investment in next generation technology projects.

        SG&A expenses in the second quarter totaled Euro 165 million or 12 percent of total revenues, compared to Euro 164 million or 16 percent of total revenues in the previous quarter and down from

Euro 212 million (13 percent of total revenues) in the second quarter of last year. The sequential decrease of SG&A expenses in percentage of revenues by 4 percentage points primarily reflects the increase in total revenues.

        Revenues outside Europe constituted 55 percent of total revenues, up from 49 percent in the previous quarter, primarily due to a stronger business development in Asia and the US. As of March 31, 2002, Infineon had approximately 29,900 employees worldwide, including approximately 5,100 engaged in research and development.

Results for First Half of Fiscal Year

        Total revenues for the first half of fiscal year 2002 were Euro 2.42 billion, down 27 percent from Euro 3.31 billion in the same period last year. EBIT for the first half of this year was a loss of Euro 742 million, which included a one-time pre-tax gain of Euro 39 million from the sale of the infrared components business, down from positive EBIT of Euro 456 million in the first half of the last fiscal year, which included a one-time pre-tax gain of Euro 202 million from the sale of the Image and Video business. Net loss amounted to Euro 439 million, down from net income of Euro 303 million year-on-year.

Business Group Performance

        Wireline Communications revenues improved to Euro 96 million in the second quarter, up 16 percent from the previous quarter, but down 58 percent year-on-year. The sequential revenue increase was mainly driven by a slight recovery in demand in Asia for traditional access products and higher demand for ICs for fiber optics applications. EBIT improved to a loss of Euro 66 million from a loss of Euro 85 million in the previous quarter but down from positive EBIT of Euro 37 million year-on-year.

        Major developments in the second quarter include:

•
strategic design-win in the US for advanced 64-channel DSLAM (ADSL linecard) at a major telecom OEM

•
increasing demand for traditional telecom infrastructure business (ISDN, E1/T1, and SLIC) and fiber optics commodities

•
further penetration of broadband access communications market in Asia, particularly China and Taiwan, with Infineon's VDSL/10BaseS Ethernet-to-the-home-solution

•
strengthened 40G leadership in optical networking market with further design wins at major customers

        Wireless Solutions second quarter revenues were Euro 208 million, up 1 percent from the seasonally strong previous quarter reflecting stable demand for mobile handsets, but down 21 percent compared with the second quarter of last year. EBIT amounted to a loss of Euro 20 million, improving from a loss of Euro 35 million in the previous quarter but down from positive EBIT of Euro 4 million year-on-year. The quarter-on-quarter improvement in EBIT includes the impact of cost reductions in this segment.

        Major developments in the second quarter include:

•
strengthened system solution business with major design wins based on Infineon's complete GSM/GPRS system solution for mobile phones

•
improved Wireless LAN expertise through comprehensive cross-licensing agreement with NewLogic Technologies

•
introduction of GSM/GPRS system-solution including CompactFlash-Type-II format allowing further integration of functionality on GSM/GPRS modules

•
introduction of the new APOXI (Application Programming Object-oriented eXtendable Interface) application framework for fast development of advanced mobile phone applications

        Second quarter revenues of the Security & Chip Card ICs group were Euro 90 million, an increase of 10 percent from the previous quarter and a decrease of 53 percent year-on-year. The revenue increase was mainly driven by improved demand for security controllers. EBIT amounted to a loss of Euro 21 million, improving from a loss of Euro 30 million in the previous quarter and down from positive EBIT of Euro 36 million in the second quarter of fiscal year 2001. The quarter-on-quarter EBIT improvement reflects principally increased sales volumes for security controllers and the effects of Infineon's ongoing cost savings program.

        Major developments in the second quarter include:

•
further penetration of Asian markets, with significant new contracts in Taiwan (major national health care project) and China (secure ID projects)

•
Java Card with an Infineon 64K security controller achieving highest level of security in the market (Common Criteria EAL 5+) exceeding current legal requirements for digital ID

•
strengthened market position for MultiMediaCard™ (MMC) through strategic partnership with Memorex, the largest US retailer for MMCs

        The Automotive & Industrial group's second quarter revenues totaled Euro 299 million, up sequentially by 9 percent but down 3 percent from the second quarter of last year. The sequential revenue increase was mainly driven by continued strong demand for automotive power solutions and increased motherboard business. EBIT improved to Euro 23 million compared to Euro 20 million in the previous quarter but decreased from Euro 49 million in the second quarter of last year. The quarter-on-quarter EBIT increase was mainly due to increased sales volumes of smart power switches for body and convenience applications.

        Major developments in the second quarter include:

•
German economic innovation award "Innovationspreis der Deutschen Wirtschaft 2002" for CoolMOS and IGBT smart power ICs, reducing power consumption by up to 30 percent

•
strong interest by a leading German car manufacturer in Infineon's "Telematics Communication Gateway" solution integrating GSM, GPS, Bluetooth and power management functionality in one platform

•
strategic design-win at a leading US automotive supplier for airbag supply power ICs

        The Memory Products group's second quarter revenues reached Euro 585 million, an increase of 105 percent sequentially and an increase of 13 percent from the second quarter of last year. The increases reflected significantly improved prices compared to the low levels in the last quarters and continued strong demand for memory products. EBIT amounted to a loss of Euro 28 million, improving from a loss of Euro 371 million in the previous quarter and from a loss of Euro 134 million in the second quarter of fiscal year 2001. The significant reduction in losses reflects primarily the recovery of DRAM prices for memory products as well as the corresponding partial inventory valuation adjustments.

        Major developments in the second quarter include:

•
successful qualification of 0.14 micron technology for mainstream products (256Mbit SDRAM) in all 200mm and 300mm fabs

•
shipment to customers of samples of 256M Reduced Latency DRAM (RLDARM)

•
presentation of first functional samples of 2-Gigabyte modules based on 512M Double Data Rate SDRAM components

•
Infineon's mainstream DRAM products validated on all major Intel platforms

        In the Other Operating Segments, second quarter revenues were Euro 96 million, up 2 percent sequentially but down 33 percent year-on-year. EBIT was a loss of Euro 9 million, compared to earnings of Euro 16 million in the previous quarter and earnings of Euro 1 million year-on-year. EBIT in the previous quarter included a gain of Euro 32 million on the sale of the infrared components business.

        Corporate & Reconciliation had an EBIT loss of Euro 57 million which includes costs of underutilized facilities not allocable to operating segments.

Strategic Highlights

        Infineon has signed a Memorandum of Understanding with Winbond and agreements with Mosel Vitelic that will increase its total production capacity for DRAM chips by more than 20,000 wafer starts per month. Infineon will license its advanced DRAM trench technology to Winbond beginning in 2003. Infineon increased the share of output of its joint venture ProMOS Technologies Inc. from 38 to 48 percent, effective March 2002. Infineon expects that these strategic initiatives will help it to maintain its leading technology and cost position and strengthen its market position in the consolidating DRAM industry.

Outlook for 2002

        The market outlook for the next six months still remains somewhat uncertain and will depend on the extent and sustainability of the recovery of the world economy, particularly in Europe and the United States. There are increasing signals for an overall positive development of demand. However, Infineon expects the continuation of a tough competitive market environment and ongoing pricing pressure in most of the company's business groups in the months ahead.

        The consolidation process in the memory market combined with continued strong demand and a normalization of inventory levels has led to a significant increase in DRAM prices. However, further continuation of strong demand, in particular with regard to the corporate upgrade cycle in PC and infrastructure investments as well as further increase in megabit per box demand, are prerequisites for a sustained improvement of DRAM price levels. Infineon expects the consolidation process among DRAM manufacturers to continue.

        Infineon anticipates that the recent moderate recovery of the market for mobile phones will continue and expects that the worldwide market for mobile handsets will grow moderately for calendar year 2002, driven primarily by the current introduction of the next GSM/GPRS generation.

        Infineon expects an increase in demand for security and chip card ICs due to a normalization of inventory levels. In the longer perspective further increase of demand is expected to be driven by the introduction of advanced security solutions in such areas as access control, banking, credit services, health care and public transport. However, Infineon expects that an increasingly competitive market will result in continued strong pricing pressure for smart card ICs.

        Infineon expects the market for telecom infrastructure to remain difficult. However, the company believes that the broadband access market will grow modestly in 2002 due to further deregulation and continued roll-out of the DSL market, especially in Europe and Asia. Although visibility remains low Infineon expects the weakness in its wireline communication business to have bottomed out.

        Infineon expects a moderate decline in worldwide car production in 2002, particular in Europe. Although the electronic content will further increase in all automotive applications this decline may also lead to reduced growth expectations as well as increased pricing pressure for the automotive electronics market. Infineon expects to further benefit from stronger demand for new applications such as telematics and infotainment as well as higher standards for body convenience and safety.

        "In the last quarter we have seen growing demand in all of our business segments, especially for memory products. We have significantly improved our earnings position and at the same time strengthened our competitiveness by strengthening our technology and cost leadership position. Thus we are well prepared to further benefit from any sustained market recovery," concluded Dr. Schumacher.

FINANCIAL INFORMATION
According to US GAAP—Unaudited
Consolidated statements of operations

	3 months ended			6 months ended
in Euro million
	03/31/2001	12/31/2001	03/31/2002	03/31/2001	03/31/2002
Net sales	1,650	1,034	1,385	3,309	2,419
Cost of goods sold	(1,189)	(1,132)	(1,088)	(2,192)	(2,220)

Gross profit (loss)	461	(98)	297	1,117	199

Research and development expenses	(269)	(267)	(264)	(527)	(531)
Selling, general and administrative expenses	(212)	(164)	(165)	(399)	(329)
Restructuring charge	—	(13)	5	—	(8)
Other operating income, net	3	33	8	202	41

Operating income (loss)	(17)	(509)	(119)	393	(628)

Interest income (expense), net	6	(2)	(6)	15	(8)
Equity in earnings (losses) of associated companies	28	(32)	(13)	58	(45)
Other income (expense)	(1)	(23)	(46)	5	(69)
Minority interests	—	1	3	—	4

Income (loss) before income taxes	16	(565)	(181)	471	(746)

Income tax (expense) benefit	7	234	73	(168)	307

Net income (loss)	23	(331)	(108)	303	(439)

Weighted average of outstanding shares—basic and diluted	626	692	692	626	692

Earnings (loss) per share—basic and diluted	0.04	(0.48)	(0.16)	0.48	(0.63)

Regional Sales Development

	3 months ended
Regional sales in %
	03/31/2001	12/31/2001	03/31/2002
Germany	29%	30%	25%
Other Europe	23%	21%	20%
America (NAFTA)	25%	20%	26%
Asia/Pacific	22%	27%	28%
Other	1%	2%	1%

Total	100%	100%	100%

Europe	52%	51%	45%

Non-Europe	48%	49%	55%

Segment results

	3 months ended			6 months ended
Net sales in Euro million
	03/31/2001*	03/31/2002	+/- in %	03/31/2001*	03/31/2002	+/- in %
Wireline Communications	227	96	(58)	437	179	(59)
Wireless Solutions	264	208	(21)	615	414	(33)
Automotive and Industrial	309	299	(3)	573	573	—
Memory Products	516	585	13	1,013	870	(14)
Security and Chip Card ICs	191	90	(53)	345	172	(50)
Other	143	96	(33)	298	190	(36)
Corporate and reconciliation	—	11	+++	28	21	(25)

Infineon consolidated	1,650	1,385	(16)	3,309	2,419	(27)

	3 months ended			6 months ended
EBIT in Euro million
	03/31/2001*	03/31/2002	+/- in %	03/31/2001*	03/31/2002	+/- in %
Wireline Communications**	37	(66)	—	70	(151)	—
Wireless Solutions	4	(20)	—	75	(55)	—
Automotive and Industrial	49	23	(53)	80	43	(46)
Memory Products	(134)	(28)	79	(69)	(399)	—
Security and Chip Card ICs	36	(21)	—	64	(51)	—
Other	1	(9)	—	213	7	(97)
Corporate and reconciliation	17	(57)	—	23	(136)	—

Infineon consolidated	10	(178)	—	456	(742)	—

*
Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**
Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 10 million and Euro 11 million for the three months ended 03/31/2001 and 03/31/2002, respectively as well as Euro 20 million for the six months ended 03/31/2001 and Euro 25 million for the six months ended 03/31/2002.

	3 months ended
Net sales in Euro million
	12/31/2001	03/31/2002	+/- in %
Wireline Communications	83	96	16
Wireless Solutions	206	208	1
Automotive and Industrial	274	299	9
Memory Products	285	585	105
Security and Chip Card ICs	82	90	10
Other	94	96	2
Corporate and reconciliation	10	11	10

Infineon consolidated	1,034	1,385	34

	3 months ended
EBIT in Euro million
	12/31/2001	03/31/2002	+/- in %
Wireline Communications*	(85)	(66)	22
Wireless Solutions	(35)	(20)	43
Automotive and Industrial	20	23	15
Memory Products	(371)	(28)	92
Security and Chip Card ICs	(30)	(21)	30
Other	16	(9)	—
Corporate and reconciliation	(79)	(57)	28

Infineon consolidated	(564)	(178)	68

*
Includes acquisition related amortisation of Euro 14 million for the 3 months ended 12/31/2001 and Euro 11 million for the 3 months ended 03/31/2002.

Consolidated balance sheets

in Euro million	09/30/2001	03/31/2002
Assets
Current assets:
Cash and cash equivalents	757	1,441
Marketable securities	93	276
Accounts receivable, net	719	785
Related party receivables	208	198
Inventories	882	772
Deferred income taxes	39	61
Other current assets	178	85

Total current assets	2,876	3,618

Property, plant and equipment, net	5,233	4,978
Long-term investments, net	655	667
Restricted cash	86	86
Deferred income taxes	412	793
Other assets	481	528

Total assets	9,743	10,670

in Euro million	09/30/2001	03/31/2002
Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities	119	118
Accounts payable	1,050	754
Related party payables	239	432
Accrued liabilities	426	425
Deferred income taxes	19	40
Other current liabilities	351	280

Total current liabilities	2,204	2,049

Long-term debt	249	1,725
Deferred income taxes	53	57
Other liabilities	337	351

Total liabilities	2,843	4,182

Total shareholders' equity	6,900	6,488

Total liabilities and shareholders' equity	9,743	10,670

Condensed consolidated cash flow information

	3 months ended			6 months ended
in Euro million
	03/31/2001	12/31/2001	03/31/2002	03/31/2001	03/31/2002
Net cash used in operating activities	(14)	(115)	(120)	(8)	(235)

Net cash used in investing activities	(437)	(194)	(389)	(568)	(583)

Net cash provided by financing activities	262	514	988	189	1,502

Net (decrease) increase in cash and cash equivalents	(189)	205	479	(387)	684

Purchase (sale) of marketable securities	(144)	—	184	(246)	184

Free cash flow	(595)	(309)	(325)	(822)	(634)

Depreciation and amortization	262	337	347	504	684

Purchases of property, plant and equipment	(555)	(221)	(145)	(968)	(366)

Telephone Conference Information

        The Management Board of Infineon Technologies will conduct a telephone conference with analysts and institutional investors on April 23, 2002 at 8:00 a.m. Eastern Standard Time (U.S. EST), 2:00 p.m. Central Europe Time (CET), to discuss operating performance of the second quarter fiscal year 2002. A broadcast of the telephone conference will be available live and for download on Infineon's web site at: http://www.infineon.com

DISCLAIMER

        This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon's future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

        Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

Form the financial and business press INFXX200204.072 e	Infineon Technologies AG Corporate Media Relations: Katja Schlendorf Phone: ++49 89 234-26555, Fax: -28482 katja.schlendorf@infineon.com	Corporate Investor Relations: Matthias Poth Phone: ++49 89 234-26655, Fax: -26155 Investor.relations@infineon.com

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